EXHIBIT 12.1
Alpharma Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

	Year ended December 31,
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2002 (1)	2003	2004	2005	2006
Income (loss) from continuing operations before provision for income taxes	$(242,777)	$(21,045)	$2,703	$43,778	$92,509
Add:
Portion of rents representative of the interest factor	2,108	1,986	1,956	1,634	1,026
Interest on indebtedness	72,167	59,476	56,025	46,967	2,625
Amortization of debt expense	4,727	3,941	2,737	2,168	250
Amortization of interest capitalized	1,904	167	405	610	—

Income as adjusted	$(161,871)	$44,525	$63,826	$95,157	$96,410

Fixed charges
Portion of rents representative of the interest factor	$2,108	$1,986	$1,956	$1,634	$1,026
Interest on indebtedness	72,167	59,476	56,025	46,967	2,625
Amortization of debt expense	4,727	3,941	2,737	2,168	250
Interest capitalized	1,904	167	405	610	—

Fixed charges	$80,906	$65,570	$61,123	$51,379	$3,901

Ratio of earnings to fixed charges	—	—	1.04	1.85	24.72

(1) Earnings in 2002 and 2003 were not sufficient to cover fixed charges. The deficiency of earnings was $242,777 in 2002 and $21,045 in 2003.

Rent expense	6,324	5,957	5,869	4,903	3,077